EXHIBIT 99.1

NXT Energy Solutions Advises of Successful Drilling of SFD® Recommendations in Argentina

CALGARY, Alberta, Dec. 12, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD) (OTCQB:NSFDF) is pleased announce that its client Petroquímica Comodoro Rivadavia (PCR) has drilled multiple successful wells as part of their 2016/2017 drilling campaign corresponding to SFD® recommendations made in their Colhue Huapi exploration concession subsequent to a SFD® survey carried out in 2012.

The airborne SFD® data was acquired and interpreted using a grid survey over the 4,000 km2 exploration area. This generated multiple SFD® Leads that exhibited signal patterns consistent with a valid trapping mechanism and were recommended for further geological and geophysical investigation.  Seismic surveys were later designed by PCR to cover the recommended areas and subsequent integration of the SFD® and seismic/geologic data resulted in the selection of the drilling locations.

Mr. Miguel Torilo, Manager of Oil and Gas at PCR commented, “We utilized the SFD® technology in order to optimize our seismic acquisition program and to focus our exploration resources on the most prospective regions of our block. Ensuing integration of the SFD® data with other geological and geophysical data combined with the drilling results to date are indicative of the effectiveness of the SFD® technology within the exploration cycle.”

Mr. George Liszicasz, President and CEO of NXT commented, “We are pleased to be able to contribute effectively to PCR and to our worldwide clients’ hydrocarbon exploration programs and to help them reach their objectives.”

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the period ended 30th June 2016, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

George Liszicasz
President & CEO
NXT Energy Solutions Inc.
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

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